Contact

www.linkedin.com/in/jasbagniewski (LinkedIn)
www.placemniej.pl (Personal)

Top Skills

Management Consulting
Online Advertising
E-commerce

Languages

Polish

Jas Bagniewski

Founder and CEO at Lover
United States

Summary

Jas is the founder and CEO of Lover, a digital platform focused on improving people's sex lives.

Before founding Lover Jas was the founder and CEO of Eve Sleep PLC, a direct to consumer mattress business that exited in one of the UKs fastest IPOs. Jas was also the country head of Zalando UK (UKs largest ecommerce business) and a member of the Senior Management Team at CityDeal/Groupon UK.

Prior to working in e-commerce, Jas worked as a consultant in the Financial Services industry with Accenture.

Jas has an MBA from Cambridge University and a Master's degree in International Relations from University College London.

Specialties: Business development, e-commerce, product management, online marketing.

Experience

Lover
Founder CEO
May 2019 - Present (4 years)
San Francisco Bay Area

Digital platform for sexual health

Eve Sleep PLC
CEO
August 2014 - July 2018 (4 years)
London, United Kingdom

www.evemattress.co.uk

https://www.businessinsider.com/eve-sleep-valued-revenue-stock-market-ipo-2017-5?r=US&IR=T

www.zenbedrooms.com
CEO
January 2011 - July 2014 (3 years 7 months)
Palo Alto

www.zenbedrooms.com

Active in USA, UK, Canada, France, Italy, Scandinavia, Poland, Ireland and Germany

Zalando UK
Country Head
January 2011 - September 2011 (9 months)
London

Zalando is the largest online fashion company in Europe

Rocket Internet
Founder PlaceMniej.pl and Senior Management CityDeal UK (acquired by Groupon)
September 2008 - September 2010 (2 years 1 month)
Berlin/Warsaw/London

Founder and CEO Placemniej.pl - Rocket Internet Incubated price comparison portal in Poland covering auto insurance and financial services
City Deal Europe, Senior Management Team Citydeal/Groupon UK.

Place Mniej
Country Manager
March 2010 - August 2010 (6 months)

Accenture
Consultant
January 2007 - November 2008 (1 year 11 months)

Consultant working with clients in the Financial Services and Utilities Industries

Manasarovar Academy
Teacher
March 2005 - September 2005 (7 months)

Teaching English and Maths to Tibetan refugee children in Kathmandu, Nepal.

Education

University of Cambridge
MBA · (2009 - 2010)

UCL
MSc, International Relations · (2005 - 2006)

Westminster School
· (1994 - 1999)

The University of Manchester